04014619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sloan Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Drive
(No. and Street)

Fort Lee (City) NJ (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Ackerman (201) 592-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road (Address) Bridgewater (City) NJ (State) 08807 (Zip Code)

PROCESSED
JAN 14 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED DEC 27 2004 185 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. Ackerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sloan Securities Corporation, as of October 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

JEZABEL SANCHEZ
Comm. # 2308803
Notary Public
State of New Jersey
Comm. Exp. 1/20/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sloan Securities Corp.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended October 31, 2004

Sloan Securities Corp.
Index to the Financial Statements
October 31, 2004

Rosenberg Rich
Baker Berman
& C O M P A N Y
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road ◦ P.O. Box 6483 ◦ Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ◦ FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Sloan Securities Corp.

We have audited the statement of financial condition of Sloan Securities Corp. as of October 31, 2004 and the related accompanying statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sloan Securities Corp. as of October 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 13, 2004

Sloan Securities Corp.
Statement of Financial Condition
October 31, 2004

Assets		
Cash and equivalents	$	393,082
Deposit with clearing agent		100,002
Restricted cash		50,000
Due from clearing agent		79,616
Marketable investment securities		9,180
Prepaid expenses and other assets		7,090
Total Current Assets		638,970
Office equipment and furniture, less accumulated depreciation of $5,695		50,865
Deferred Taxes		20,000
Total Assets		709,835
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses		308,527
Income taxes payable		18,591
Payroll taxes payable		7,443
Total Current Liabilities		334,561
Agent deposit		50,000
Loans subordinated to the claims of general creditors		240,000
Total Liabilities		624,561
Commitments and Contingencies		-
Stockholders' Equity		
Common stock, no par value, 2,500 shares authorized; 200 shares issued and outstanding		18,000
Paid-in capital		99,599
Retained deficit		(32,325)
Total Stockholders' Equity		85,274
Total Liabilities and Stockholders' Equity	$	709,835

See accompanying notes to the financial statements.

Sloan Securities Corp.
Statement of Income
Year Ended October 31, 2004

Revenues	
Commissions	$ 2,965,479
Investment banking fees	1,171,305
Advisory fees	11,770
Interest	6,062
Net loss on marketable investment securities	(9,689)
Total Income	4,144,927
Operating Expenses	
Commissions	2,492,721
Payroll	593,853
Payroll taxes and benefits	47,974
Clearing charges	194,725
Internet and trading systems	123,461
Office	46,107
Insurance	23,575
Regulatory fees	25,003
Dues and subscriptions	1,580
Telephone	14,512
Professional fees	36,930
Travel	28,068
Entertainment	30,546
Automobile leasing expenses	10,324
Charity	3,145
Interest	17,756
Website design and maintenance	3,760
Rent	120,541
Depreciation	5,208
Miscellaneous	11,468
Consulting	127,550
Total Operating Expenses	3,958,807
Income Before Income Taxes	186,120
Income Tax Expense (Benefit)	(2,843)
Net Income	$ 188,963

See accompanying notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Stockholders' Equity
Year Ended October 31, 2004

	Common Stock				
	Shares	Amount	Paid-in Capital	Retained Deficit	Total
Balance, October 31, 2003	200	$ 18,000	$ 99,599	(221,288)	$ (103,689)
Net income for the year ended October 31, 2004	-	-	-	188,963	188,963
Balance, October 31, 2004	200	$ 18,000	$ 99,599	$ (32,325)	$ 85,274

See accompanying notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Subordinated Borrowings
Year Ended October 31, 2004

Subordinated borrowings at October 31, 2003	$	240,000
Increases		-
Decreases		-
Subordinated borrowings at October 31, 2004	$	240,000

See accompanying notes to the financial statements.

Sloan Securities Corp.
Statement of Cash Flows
Year Ended October 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 188,963
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,208
Deferred taxes	(20,000)
Decreases (increases) in assets	
Deposit with clearing agent	(2)
Restricted cash	(50,000)
Due from clearing agent	(47,910)
Marketable investment securities	(1,155)
Prepaid expenses and other assets	(4,129)
Increases (decreases) in liabilities	
Accounts payable and accrued expenses	212,555
Income taxes payable	15,409
Payroll taxes payable	3,784
Agent deposit	25,000
Net Cash Flows Provided by Operating Activities	327,723
Cash Flows From Investing Activities:	
Purchases of office equipment and furniture	(55,140)
Net Cash Flows Used in Investing Activities	(55,140)
Net Increase in Cash and Equivalents	272,583
Cash and Equivalents, Beginning of Year	120,499
Cash and Equivalents, End of Year	$ 393,082
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest Paid	$ 17,756
Income Taxes Paid	$ 1,698

See accompanying notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business - The Company is a Registered Broker Dealer with the Securities and Exchange Commission (SEC), a member of the National Association of Securities Dealers (NASD) and is a member of the Municipal Securities Rulemaking Board (MSRB). The Company is a brokerage firm that sells securities and provides banking and investment advisory services to corporations and individuals located in twenty states of the United States and various Western European countries.

Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Investment Securities - Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Income Taxes - The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs - Advertising costs are expensed as incurred. There was no advertising expense for the year ended October 31, 2004.

Securities Transactions - Customers' securities transactions are reported on a settlement date basis with related commission income reported on a trade-date basis.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation - The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 3 to 5 years for computer equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms.

The Company clears all it's security transactions through one clearing agent.

MARKETABLE INVESTMENT SECURITIES

This represents the Company's ownership of stock and warrants of a private placement offering. As of October 31, 2004, cost approximates fair value.

LOANS SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Loans subordinated to the claims of general creditors at October 31, 2004 have been issued subject to Subordinated Loan Agreements (the "Agreements") pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. The loans consist of a $100,000 note payable due February 22, 2005, a $75,000 note payable due May 31, 2006 and a $20,000 note payable due December 31, 2005. These loans are due to a majority stockholder.

Additional loans consisting of a $20,000 note payable due January 1, 2005 and a $25,000 note payable due December 31, 2005 are due to a related party.

Interest is payable at the rate of 7% per annum on the aforementioned loans.

The Agreement is withdrawable by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirement, the Company meets net capital requirements governing withdrawal of subordinated debt.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2004, the Company has net capital of $244,962, which was $144,962 in excess of its required net capital. The Company's net capital ratio was 1.69 to 1. During the year, the Company was granted its application filed with the National Association of Securities Dealers (NASD) to expand its business services. The granting of the application increased the minimum net capital requirement to $100,000 from $5,000.

RELATED PARTY TRANSACTIONS

Loans subordinated to the claims of general creditors bear interest payable monthly at the rate of 7% per annum and are due on various dates. Interest expense to the stockholder and related party during the year ended October 31, 2004 was $16,799. As of October 31, 2004, there was no interest payable on the loans.

The Company rents office space in Fort Lee, New Jersey, from a related party on a month-to-month basis with the monthly rental at $4,074 as of October 31, 2004. Total rent paid during the year was $23,462. An additional amount of $10,907 was paid to reimburse office sharing expenses.

INCOME TAXES

The income tax expense (benefit) is comprised of the following:

	Federal	State	Total
Current	$ -	$ 17,157	$ 17,157
Deferred	(2,000)	(18,000)	(20,000)
Total	$ (2,000)	$(843)	$(2,843)

Deferred taxes are recognized for temporary differences between financial statement and income tax purposes. The differences relate to net operating loss carry forwards available to offset future taxable income.

The Company has, for Federal income tax reporting purposes, a net operating loss carryover of approximately $14,000 expiring at various dates through 2022, and a State net operating loss carryover of approximately $200,000 expiring at various dates through 2010.

OPERATING LEASES

The Company leases an automobile under a non-cancellable operating lease requiring future minimum monthly payments of $777 through July 2006.

Auto lease expense amounted to $8,318.

The Company leases office space in Fort Lee and Staten Island a month-to-month basis. Additionally, the Company leases office space at a rate of $8,875 per month in New York City. The lease expires April 2005 with an option to renew for one year at a rate of $9,475 per month.

The total office lease expense amounted to $120,541.

SIMPLE IRA PLAN

On March 31, 2000, the Company established a Simple IRA pension plan, covering all employees who earned $5,000 or more, per year, during any prior year of employment. The Company will contribute a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. The employer contribution for the year ended October 31, 2004 was $9,285.

GUARANTEE

The Company is required to maintain a standby letter of credit in the amount of $28,200 through May 2005. The letter of credit is to guarantee payment of leased office space in the event the Company does not pay in a timely manor. The Company has pledged a money market bank account as collateral.

As of October 31, 2004, no amounts were drawn on the letter of credit.

RESTRICTED CASH AND AGENT DEPOSIT

The Company maintains a deposit of $50,000 under terms of an agreement with one of its agents. Pursuant to the agreement, the Company can apply the deposit as an offset against any unpaid indebtedness or liability of the agent due to the Company.

Sloan Securities Corp.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
October 31, 2004

NET CAPITAL	
Total Stockholders' Equity	$ 85,274
Add: Subordinated borrowings allowance in computation of net capital	240,000
Total capital and allowable subordinated borrowings	325,274
Deductions and/or Charges:	
Non-allowable assets:	
Fixed assets	50,865
Prepaid expenses	7,090
Securities not readily marketable	1,100
Deferred taxes	20,000
Total non-allowable assets	79,055
Net Capital before Haircuts on Securities Positions	246,219
Haircut on marketable securities	1,257
Net Capital	$ 244,962
AGGREGATE INDEBTEDNESS	$ 413,039
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 27,536
Minimum dollar net capital requirement	$ 100,000
Excess Net Capital at 1,500 percent	$ 144,962
Excess Net Capital at 1,000 percent	$ 203,658
Ratio of Aggregate Indebtedness to Net Capital	1.69 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of October 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 253,961
Audit adjustment to record deferred tax asset	(20,000)
Audit adjustment to record additional State income taxes	(9,000)
Audit adjustment to record deferred tax benefit	20,000
Rounding	1
Net Capital per above	$ 244,962

See accompanying notes to financial statements.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road ∘ P.O. Box 6483 ∘ Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ∘ FAX: 908-231-6894
Website: www.rrbb.com ∘ E-Mail: info@rrbb.com

**Accountants' Report on Internal Accounting Control
Required by SEC Rule 17a-5**

Board of Directors
Sloan Securities Corp.

In planning and performing our audit for the financial statements of Sloan Securities Corp. (the Company) for the year ended October 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 13, 2004